Filed by: Viacom Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Viacom Inc.

Commission File No. 333-128821

From: Leslie Moonves

To: All Employees

Subject: The new CBS Corporation

Yesterday was a key milestone in the coming separation of Viacom’s business, and the history of our new company. The New York Stock Exchange began trading shares of the two new companies -- CBS Corporation and New Viacom -- on what is called a “when issued” basis. The NYSE uses “when issued” as a vehicle for the commencement of trading in newly effective stock. It was a good day for Viacom, and for our new enterprise. I wanted to tell you about that, and to answer some questions that you might have.

The pending separation of Viacom Inc. will result in two very powerful media companies which we believe should be valued greater than the company prior to separation. As we believed, early “when issued” trading has reflected this, and the value of the two Viacom stocks together came out of the box trading at a price greater than existing Viacom stock. That’s good news for all of us who are shareholders, either individually or in our 401Ks, because at the time of the split, each share of Viacom will be converted into half-shares of each new stock. The relative prices of these two new companies appear to reflect the view of New Viacom trading as a quicker growth stock, and CBS Corporation being valued as a stable, dividend-paying company positioned for steady growth in the future.

We believe that the CBS Corporation’s unparalleled collection of industry-leading businesses can represent a reliable vehicle for investors -- with a value we can increase over time. As evidenced by our recent acquisition of CSTV and a precedent-setting Viewership-On-Demand deal with Comcast, we are setting up our company to thrive in the technological future. As we continue to extend our powerful content into the burgeoning world of developing media, there is potential for real growth that takes our company into many exciting new directions.

Beyond that big picture, there are, of course, concerns each of us has that are somewhat closer to home. For example, many employees hold stock options under the Fund-the-Future program or other programs and may wonder how these stock options will be adjusted to reflect the separation. You should rest assured that there will be mathematical adjustments made to the number of options you hold and the exercise price of the options that will ensure you have the same financial value upon the separation as you had before.

That’s just for starters, of course. Your Human Resources Department will be in touch with you soon with more information about the split and how it affects you.

I’m very confident and excited about the years ahead. You all know me well enough by now to know that I will never settle for anything less than success and the best performance in everything we do. In very short time, I believe it will be apparent that the new CBS Corporation will not only live up to its rich heritage, but be a dynamic and forward-thinking enterprise as well.

I look forward to working with all of you to make that happen.

Information About the Transaction

This document contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom has filed a Registration Statement on S-4, as amended, with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction. Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC’s website at www.sec.gov and through Viacom’s Investor Relations at investor.relations@viacom.com.